Exhibit 99.1

Thomson Reuters Corporation
333 Bay Street, Suite 400
Toronto, Ontario M5H 2R2
Canada
Tel (416) 360-8700

February 20, 2013

British Columbia Securities Commission	Superintendent of Securities, Prince Edward Island
Alberta Securities Commission	Superintendent of Securities, Newfoundland and
Saskatchewan Financial Services Commission, Securities	Labrador
Division	Superintendent of Securities, Yukon
Manitoba Securities Commission	Superintendent of Securities, Northwest Territories
Ontario Securities Commission	Superintendent of Securities, Nunavut
Autorité des marchés financiers	Toronto Stock Exchange
New Brunswick Securities Commission	CDS Clearing and Depository Services Inc.
Nova Scotia Securities Commission	The Depository Trust Company

Re:	Thomson Reuters – Notification of Meeting and Record Date

Ladies and Gentlemen,

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), we advise the following:

Date of Meeting	May 8, 2013

Record Date for Notice and Voting	March 22, 2013

Beneficial Ownership Determination Date	March 22, 2013

Class of Securities Entitled to Receive Notice of and Vote at the Meeting	Common Shares

Whether the Meeting is a Special Meeting (as defined by NI 54-101)	Yes

Issuer Using Notice-and-Access for Registered Holders and Beneficial Owners	Yes

Issuer Sending Proxy-Related Materials Directly to Non- Objecting Beneficial Owners	No

Issuer Paying for Proximate Intermediaries to Send Proxy- Related Materials to Objecting Beneficial Owners	Yes

CUSIP	884903105

Notice-and-Access Stratification	Copies of the management proxy circular and other proxy-related materials will be electronically delivered to shareholders in accordance with existing requests

This notification amends and restates Thomson Reuters’ previous notification dated January 17, 2013 to address notice-and-access and distributions of proxy-related materials to non-objecting and objecting beneficial owners. All other information from the January 17, 2013 notification is unchanged.

Sincerely,

/s/ Paula R. Monaghan

Paula R. Monaghan
Assistant Secretary